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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FCCC, INC.
(Name of Subject Company (Issuer))

WAYFARER FINANCIAL GROUP, INC.
(Name of Filing Person Corporation (Offeror))

Common Stock, no par value
(Title of Class of Securities)

30246C104
(CUSIP Number of Class of Securities)

William H. Nock
President and Chief Financial Officer
Wayfarer Financial Group, Inc.
10 Marion Avenue
Sumter, SC 29150
(803) 775-8592
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David H. Engvall, Esq.
Covington & Burling
1201 Pennsylvania Ave., NW
Washington, DC 20004
(202) 662-6000

Calculation of Filing Fee

Transaction Value: Not applicable*	Amount of Filing Fee: Not applicable*
*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	not applicable	Filing Party:	not applicable
Form or Registration No.:	not applicable	Date Filed:	not applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXPLANATORY NOTE

        This Tender Offer Statement on Schedule TO is filed by Wayfarer Financial Group, Inc., a South Carolina corporation ("Wayfarer"). Pursuant to General Instruction D to Schedule TO, this filing relates solely to preliminary communications made before the commencement of a tender offer by Wayfarer with respect to the common stock, no par value (the "Common Stock") of FCCC, Inc., a Connecticut corporation (the "Issuer").

        IMPORTANT ADDITIONAL INFORMATION ABOUT WAYFARER'S OFFER TO PURCHASE SHARES OF THE ISSUER'S OUTSTANDING COMMON STOCK WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of the Issuer. Wayfarer has not yet commenced the offer that is referred to in this communication. At the time the offer is commenced, Wayfarer plans to file with the Securities and Exchange Commission (the "SEC") a Schedule TO in connection with its intended offer to purchase the Issuer's outstanding Common Stock. The Schedule TO will contain important information about Wayfarer, the Common Stock, Wayfarer's offer to purchase the Common Stock and related matters. Investors and security holders are urged to read the Schedule TO and related exhibits, including the Offer to Purchase, carefully when these become available because they will contain important information about the offer. Investors and security holders will be able to obtain free copies of the Schedule TO and other documents filed with the SEC by Wayfarer through the web site maintained by the SEC at www.sec.gov.

ITEM 12:    EXHIBITS.

Exhibit No.	Description of Document
99.1	Schedule 13D of Wayfarer filed on June 1, 2004

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Schedule 13D of Wayfarer filed on June 1, 2004

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EXPLANATORY NOTE
  ITEM 12: EXHIBITS.
INDEX TO EXHIBITS